UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

PROXY STATEMENT FOR SHAREHOLDERS' MEETINGS

EXTRAORDINARY
SHAREDOLDERS' MEETING,
SEPTEMBER 24, 2014

CPFL ENERGIA S.A.

CPFL ENERGIA

Contents

1 MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS AND THE CHIEF EXECUTIVE OFFICER
PAGE 4

2 CALL NOTICE
PAGE 5

3 PROPOSAL FOR CONSIDERATION AND VOTING
PAGE 6

4 INSTRUCTIONS FOR PARTICIPATING IN THE MEETING
PAGE 9

4.1 ATTENDING SHAREHOLDERS
PAGE 10

4.2 SHAREHOLDERS REPRESENTED BY PROXY
PAGE 10

2

PROXY STATEMENT FOR SHAREHOLDERS' MEETINGS | CPFL ENERGIA

PROXY INSTRUMENT TEMPLATE
PAGE 12

4.3 ADR HOLDERS
PAGE 14

5 ATTACHMENTS AND CLARIFICATIONS
PAGE 15

3

1 MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS AND THE CHIEF EXECUTIVE OFFICER

Dear Shareholders,

The purpose of this Proxy Statement is to encourage the participation of Shareholders in the Shareholders' Meetings of CPFL Energia S.A. and clarify the Management proposals, providing information on the form of participation or, optionally, representation and the communication channels of the Company.

We hereby invite the Shareholders of CPFL Energia to the upcoming Extraordinary Shareholders' Meeting ("Meeting" or "ESM") to be held on September 24, 2014, at 9:00 a.m. in our registered office located at Rua Gomes de Carvalho nº 1510, 14o andar, in the city of São Paulo.

The Meeting will exclusively address the replacement of two (2) members of the Board of Directors, one sitting and one deputy member, elected at the Annual Shareholders' Meeting held on April 29, 2014, as provided for in Article 132 of Brazilian Corporations Law.

On behalf of the Management of the Company, we invite all of you to read the proposals to be considered and voted on and are counting on your presence.

Sincerely,

WILSON FERREIRA JR.
Chief Executive Officer

4

EXTRAORDINARY SHAREHOLDERS MEETING
CALL NOTICE

The Shareholders of CPFL Energia S.A. ( Company ) are hereby called, pursuant to Articles 122 and 124 of Federal Law 6,404/76, to convene at the Extraordinary Shareholders Meeting ( Meeting ) to be held on September 24, 2014 at 09:00 a.m., at the registered o ce of the Company located at Rua Gomes de Carvalho, nº 1510, 14o andar, in the City and State of São Paulo, to consider and vote on the following Agenda, pursuant to Article 16 of the Company s Bylaws:

(i)

take cognizance of the resignation submitted by Mr. Francisco Caprino Neto from the position of alternate member of the Board of Directors, and elect Mr. Márcio Garcia de Souza to replace him for the remainder of his term-of-oc e; and

(ii)

take cognizance of the resignation submitted by Mr. Marcelo Pires Oliveira Dias from the position of member of the Board of Directors, and elect Mr. Francisco Caprino Neto to replace him for the remainder of his term-of-oc e.

General Instructions:

1.

The holders of common shares issued by the Company may participate in the Meeting, whether on their behalf or represented by their legal representatives or proxy, provided they are registered in the Registry of Book-Entry Shares of the depositary institution of the shares, Banco do Brasil S.A.

Pursuant to Article 126 of Federal Law 6,404/76, the following procedures shall be observed:

(a) The Company requests that shareholders submit their proxy appointments and representation documents at least twenty-four (24) hours prior to the Meeting, in accordance with the head paragraph in Article 12 of the Company s Bylaws, aiming to facilitate the identi cation procedures. Shareholders attending the Meeting bearing the required documents will be allowed to participate and vote, despite not having presented the documents prior to the Meeting.

(b) Documents to be presented by shareholders prior to the beginning of the Meeting: (i) individuals identi cation document with photograph; (ii) legal persons identi cation document with photograph of the legal representative of the shareholder, duly accompanied by a notarized copy or original of the articles of incorporation and the documentation substantiating his or her capacity as legal representative of the company (minutes of the election to the executive board); and (iii) for shareholders organized as Investment Funds - identity document with photograph of the legal representative of the administrator of the Investment Fund (or manager of the Investment Fund, as applicable), accompanied by a notarized copy or original of the Fund Regulations and Bylaws or articles of incorporation of the administrator (or manager, as applicable), together with the minutes of the election of the legal representative.

2.

All documents pertaining to the matters to be considered and voted on at the Meeting, as per Article 6 of CVM Instruction 481/09, are available to shareholders as from this date at the registered o ce of the Company, on its website (www.cp .com.br/ir) and on the website of the Securities and Exchange Commission of Brazil CVM (www.cvm.gov.br).

São Paulo, September 4, 2014.

Murilo Cesar L. S. Passos
Chairman of the Board of Directors

Call Notice to the Extraordinary Shareholders Meeting of CPFL Energia S.A. published in the newspaper Valor
Econômico and in the O cial Gazette of the State of São Paulo on September 4, 5 and 6, 2014

3 PROPOSAL FOR CONSIDERATION AND VOTING

The Board of Directors of the Company hereby submits to its Shareholders gathered at the **Extraordinary Shareholders' Meeting**, to be held at **09:00 a.m**. on **September 24, 2014** ("Meeting"), the proposal to replace certain members of the Board of Directors elected at the Annual Shareholders' Meeting (ASM) of April 29, 2014.

6

On August 25, 2014, Mr. Marcelo Pires Oliveira Dias submitted to the Company his resignation from the position of sitting member of the Board of Directors.

Given the resignation submitted in a letter dated August 25, 2014, the shareholder ESC Energia S.A. ( ESC Energia ), pursuant to Clause 8.2.1 of the Shareholders Agreement, which is available on the websites of the CVM, BM&FBovespa and the Company, nominated Mr. Francisco Caprino Neto, current deputy member for the Chairman of the Board of Directors, to replace the resigning Director as sitting member.

On the same date, Mr. Francisco Caprino Neto resigned from his position as deputy member and Mr. Marcio Garcia de Souza was nominated by ESC Energia for the vacant position.

The Board of Directors of CPFL Energia, in the meeting held on August 27, was informed of such resignations and appointments, and nominated, subject to approval of the Shareholders Meeting, Mr. Francisco Caprino Neto and Mr. Márcio Garcia de Souza for the vacant positions, as provided for in Article 150 of Brazilian Corporations Law, and called the Shareholders Meeting, pursuant to Article 10 of the Bylaws.

Thus, the Management proposes to the Meeting:

(i) to take cognizance of the resignations of Mr. FRANCISCO CAPRINO NETO and Mr. MARCELO PIRES OLIVEIRA DIAS from the positions of deputy and sitting member of the Company s Board of Directors, to which they were elected at the Annual Shareholders Meeting held on April 29, 2014; and

(ii) to elect (ii.i) Mr. FRANCISCO CAPRINO NETO to the position of sitting member of the Board of Directors, replacing Mr. MARCELO PIRES DE OLIVEIRA DIAS, and (ii.ii) Mr. MÁRCIO GARCIA DE SOUZA to the position of deputy member for Mr. Murilo Cesar L. S. Passos in the Board of Directors, replacing Mr. FRANCISCO CAPRINO NETO for the remainder of the current uni ed term of one (1) year, in accordance with Paragraph 3, Article 150 of Brazilian Corporations Law and with Article 14 of the Bylaws.

The Controlling Shareholders inform that the nominated directors have no legal impediment to their appointment, pursuant to Instruction no. 367/02 issued by the Securities and Exchange Commission of Brazil (CVM).

The Board of Directors of the Company, with term until the Annual Shareholders Meeting to be held in April 2015, will now have the following composition:

4 INSTRUCTIONS FOR PARTICIPATING IN THE MEETING

Shareholders may attend the Extraordinary Shareholders' Meeting at the registered office of CPFL Energia and personally cast their votes or, if unable to attend, appoint a proxy, observing the rules for representation described in item 4.2.

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4.1 Attending Shareholders

Shareholders intending to participate in the Meeting in person should arrive a few minutes before the time provided in the Call Notice, bearing the following identi cation documents:

4.2 Shareholders Represented
      by Proxy

Shareholders who are unable to attend the Meeting may be represented by a Proxy appointed no more than one (1) year prior to the Meeting, pursuant to Paragraph 1, Article 126 of Federal Law 6,404/1976 ( Brazilian Corporations Law ).

Note that Proxies granted abroad must be notarized by a duly capable Notary Public, certi ed by the Brazilian consulate and translated into Portuguese by a sworn translator.

The Proxy instrument, pursuant to Paragraph 1, Article 126 of Brazilian Corporations Law, may be granted to any person meeting at least one of the following requirements: who is (i) a shareholder or manager of CPFL Energia, (ii) a lawyer, or (iii) a nancial institution.

Shareholders represented by proxy shall observe the following procedures:

IntheexclusiveinterestsofitsShareholdersandaimingtofacilitaterepresentation in the Meeting, CPFL Energia suggests the following template for granting powers to an executive of the CPFL Energia, which will represent shareholders free of costs and strictly in accordance with the granted mandate.

PROXY INSTRUMENT

PROXY INSTRUMENT

By means of this proxy instrument,

[SHAREHOLDER], [NATIONALITY], [MARITAL STATUS], [PROFESSION], bearer of identification document (RG) no. [•], inscribed in the roll of Individual Taxpayers (CPF/MF) under number [•], resident and domiciled in the city of [•], state of [•], at [•], [NUMBER], [ADDITIONAL DETAILS], [ZIP CODE] ("Grantor"), or

[SHAREHOLDER], inscribed in the roll of Corporate Taxpayers (CNPJ/MF) under number [•], with registered offices in the city of [•], state of [•], at [•], [NUMBER], [ADDITIONAL DETAILS], [ZIP CODE], herein represented by its legal representative ("Grantor"), hereby appoints and constitutes as Grantor's Proxy, MICHELE DE OLIVEIRA ENDLER VIRGILIO, Brazilian, married, lawyer, bearer of Identification Document (RG) no. 53.709.142-7 (SSP/SP), inscribed in the Brazilian Bar Association of Rio Grande do Sul (OAB/RS) under number 69.663 and in the roll of Individual Taxpayers (CPF/MF) under number 944.609.140-34, resident and domiciled in the city and state of São Paulo with business address at Rua Gomes de Carvalho, nº 1.510, 14º andar, Vila Olímpia, CEP 05447-005 ("Proxy"), to represent Grantor, as a shareholder of CPFL ENERGIA S.A. ("Company"), in the Extraordinary Shareholders' Meeting to be held, on first call, on September 24, 2014, at 9:00 a.m., and, if necessary, on second call, on a date to be informed on a timely manner, at the Company's registered offices, located at Rua Gomes de Carvalho, nº. 1510, 14º andar, Vila Olímpia, CEP 05447-00, in the city and state of São Paulo, being authorized to vote on Grantor's behalf, in accordance with the following voting instructions, on the matters in the Meeting's Agenda.

For the purposes of granting this proxy instrument, the Proxy shall be entitled limited powers to attend the Meeting, sign the List of Attendance of Shareholders, cast votes in accordance with the voting instructions and sign the minutes of the Meeting, not being entitled or required to take any other measures other than those necessary to strictly comply with this proxy instrument. The Proxy is herein authorized to abstain from voting on any resolution or matter for which, at her discretion, she has not been sufficiently instructed on voting.

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a. take cognizance of the resignation submitted by Mr. FRANCISCO CAPRINO NETO from the position of deputy member of the Board of Directors, and ELECT Mr. MÁRCIO GARCIA DE SOUZA to replace him for the remainder of his term-of-office; and

For ( )	Against ( )	Abstain ( )

Voting justification:

b. take cognizance of the resignation submitted by Mr.MARCELOPIRESOLIVEIRADIAS from the position of member of the Board of Directors, and ELECT Mr. FRANCISCO CAPRINO NETO to replace him for the remainder of his term-of-office.

For ( )	Against ( )	Abstain ( )

Voting justification:

São Paulo, [•][•], 2014.
Grantor
pp: [•](certified signature)
Position: [•]

4.3 ADR Holders

The depositary for the Company's American Depositary Receipts ( ADRs ) in the United States is DEUTSCHE BANK TRUST COMPANY AMERICAS ( DEUTSCHE ).

DEUTSCHE will submit the voting cards ( proxies ) to the holders of ADRs enabling them to exercise their voting rights, and will participate in the Meeting through its representative in Brazil, BANCO BRADESCO S.A.

Any questions regarding to procedures, deadlines and matters proposed for consideration and voting may be referred to the Investor Relations Department through the following channels:

E-mail: ri@cpfl.com.br
Telephone: + 55 19 3756 6083

5 ATTACHMENTS AND CLARIFICATIONS

The Management Proposal and Information on the nominated directors – items 12.6 to 12.10 of the Reference Form – as required under Article 10 of CVM Instruction 481/2009, which are attached hereto as Appendix I, are also available at the registered office of the Company, on its website (www.cpfl.com.br/ri) and on the website of the Securities and Exchange Commission of Brazil – CVM (www.cvm.gov.br).

15

Attachment I of Proxy Statement for
Shareholders Meetings

São Paulo, September 4, 2014

MANAGEMENT PROPOSAL

The Board of Directors of CPFL ENERGIA S.A. ( CPFL Energia or Company ) hereby submits to its Shareholders the Management Proposal on the matters to be considered and voted on at the Extraordinary Shareholders Meeting to be held at 9:00 a.m. on September 24, 2014 ( Meeting ), as follows:

On August 25, Mr. Marcelo Pires Oliveira Dias submitted to the Company his resignation from the position of sitting member of the Board of Directors, to which he had been elected at the Annual Shareholders Meeting ( ASM ) held on April 29, 2014, due to other con icting professional obligations.

The Controlling Shareholders, as per Clause 8.2.1 of the Shareholders Agreement thus nominated:

(i) for the position of member of the Board of Directors, to replace Mr. Marcelo Pires Oliveira Dias, Mr. Francisco Caprino Neto, who thus submitted to the Company, on the same date, his resignation from the position of deputy member for Mr. Murilo Cesar L. S. Passos, to which he had been elected at the ASM held on April 29, 2014; and

(ii) for the position of deputy member, to replace Mr. Francisco Caprino Neto, Mr. Márcio Garcia de Souza.

The Board of Directors of the Company, at the meeting held on August 27, was informed of such resignations and the respective nominations and, pursuant to Article 150 of Federal Law 6,404/76 ( Brazilian Corporations Law ), nominated, subject to approval of to the Shareholders Meeting, Mr. Francisco Caprino Neto and Mr. Márcio Garcia de Souza to the positions of sitting and deputy members for Mr. Murilo Cesar L. S. Passos, respectively, to serve for the remainder of the term-of-o ce ending at the 2015 ASM.

Thus, the Management of the Company proposes to the Meeting:

(iii) to take cognizance of the resignations of Mr. Francisco Caprino Neto and Mr. Marcelo Pires Oliveira Dias from the positions of deputy and sitting member, respectively, of the Company s Board of Directors; and

(iv) to elect (ii.i) Mr. Francisco Caprino Neto to the position of sitting member, replacing Mr. Marcelo Pires Oliveira Dias, and (ii.ii) Mr. Márcio Garcia de Souza to the position of deputy member for Mr. Murilo Cesar L. S. Passos, replacing Mr. Francisco Caprino Neto to serve for the remainder of the uni ed term-of-o ce of one (1) year of the members of the Board of Directors, pursuant to Paragraph 3, Article 150 of Brazilian Corporations Law.

The Company s Board of Directors, with term-of-o ce until the ASM to be held in 2015, will have the following composition:

The résumés of Mr. Francisco Caprino Neto and Mr. Márcio Garcia de Souza, as well as the information required under Article 10 of CVM Instruction 481/2009 are available as of this date at the registered o ce of the Company, on its website (www.cp .com.br/ir) and on the website of the Securities and Exchange Commission of Brazil CVM (www.cvm.gov. br), as well as in Appendix I hereto.

Shareholders may clarify any doubts by directly contacting the Investor Relations Department, by email (ri@cp .com.br) or telephone (+55 19 3756 6083), which is always ready to serve you.

Murilo Cesar L. S. Passos
Chairman of the Board of Directors

APPENDIX I TO THE MANAGEMENT PROPOSAL

12. INFORMATION ON NOMINEES TO MANAGEMENT INDICATED BY CONTROLLING SHAREHOLDERS

12.6. Data on nominees to the management of the issuer

The following table indicates main data on nominees to sitting and deputy positions on the Board of Directors:

Nominees to the Board of Directors									
Name	Age	Profession	Individual Taxpayer's ID (CPF)	Elected position	Date of election	Date of inauguration	Term of Office	Other positions or duties held in the Company(i)	Appointed by Controlling Shareholder?
Francisco Caprino Neto	54	Metallurgical Engineer	049.976.298-39	Sitting Board Member	8/27/2014	TBD	1 year, for the remainder of the current term-of-office until the 2015 Annual Shareholders' Meeting	Member of the Management Processes Committee, Human Resources Management Committee and Related Parties Committee, Member of the Budget and Corporate Finances, Risk Management and Strategy Commissions.	Yes
Márcio Garcia de Souza	59	Production Engineer	425.539.467-91	Deputy Board Member	8/27/2014	TBD	1 year, for the remainder of the current term-of-office until the 2015 Annual Shareholders' Meeting	-	Yes

12.8. Data on nominees to management of the issuer

a. Nominee resumes, including professional experiences in the last five (5) years and indicating all positions held or that have been held in publicly held companies

BOARD OF DIRECTORS

Sitting: Francisco Caprino Neto

Graduated in Metallurgical Engineering from USP/SP in 1983, Mr. Caprino Neto also holds a Master's degree in Metallurgical Engineering from the same institution obtained in 1992. Mr. Caprino Neto has acted as Head of the Process Engineering Department and Planning and Control Advisor for Siderúrgica J.L. Aliperti S.A., and Coordinator of Metallurgical Processes for Aços Vilares S.A. He was a sitting member of the Boards of Directors of CPFL Paulista, CPFL Piratininga, CPFL Geração and RGE from 2005 to 2006. He has been Superintendent Officer and chairman of the Board of Directors of Camargo Corrêa Energia S.A. (CCE) and of Camargo Corrêa Investimentos em Infraestrutura S.A. (CCII), as well as of VBC Energia S.A. since 2009, and Executive Officer of Camargo Corrêa S.A. (CCSA) since 2010 and of ESC Energia S.A. since 2012. He has also been a sitting member of the Board of Directors of Companhia de Concessões Rodoviárias S.A. (CCR) since 2003. He was a sitting member of the Board of Directors of CPFL Energia, from 2004 to April 2013, and a deputy member from April to August 2014.

Deputy: Márcio Garcia de Souza

Graduated in Production Engineering from UFRJ/RJ in 1978, Mr. Souza also holds a Master's degree in Business Administration from Columbia University, USA, obtained in 1980. Mr. Souza built his career as an executive mainly in the financial departments of large companies, such as Xerox, Bunge International, Lojas Americanas, and Grupo Tavex, in Spain. He was also a partner of the investment fund Baring Private Equity Partners. Since 2010, he has been Superintendent Director of Camargo Corrêa S.A. He is also the Chairman of the Board of Directors of São Paulo Alpargatas S.A. and of Grupo Tavex S.A.

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b. Describe any of the following events that have occurred in the last five (5) years

i. any criminal conviction

ii. any conviction in a CVM administrative suit and respective penalties applied

iii. any final conviction, either legal or administrative, that may have suspended or prohibited the practice of any professional or commercial activities

Controlling Shareholders have declared to CPFL Energia that any of the nominees indicated thereby for positions as members of the Board of Directors are able to affirm that they have not suffered any (i) criminal convictions, (ii) convictions in a CVM administrative suit or (iii) final conviction, either legal or administrative, that may have suspended or prohibited the practice of professional or commercial activities.

12.9 Marriage, stable union or kinship up to the second degree between the following parties

a. issuer's management

There are no marriages, stable unions or kinship up to the second degree between nominees to the Board of Directors of CPFL Energia and the managers of CPFL Energia.

b. (i) issuer's management and (ii) the management of the issuer's direct or indirect subsidiaries

There are no marriages, stable unions or kinship up to the second degree between nominees to the Board of Directors of CPFL Energia and the managers of direct and indirect subsidiaries of CPFL Energia

c. (i) issuer's management and that of its direct and indirect subsidiaries and (ii) the issuer's direct or indirect controllers

There are no marriages, stable unions or kinship up to the second degree between nominees to the Board of Directors of CPFL Energia and the managers of CPFL Energia, or managers of its direct and indirect subsidiaries and its direct and indirect controlling shareholders:

d. (i) issuer's management and (ii) the management of the issuer's indirect and direct controlling corporations

There are no marriages, stable unions or kinship up to the second degree between nominees to the Board of Directors of CPFL Energia and the managers of direct and indirect subsidiaries of CPFL Energia.

12.10 Inform any subordinate relations, service provision relations or control maintained, in the last three fiscal years, between the issuer's management and the following parties

a. a corporation indirectly or directly controlled by the issuer

No nominee for sitting or deputy positions in the Board of Directors of CPFL Energia has exercised, in the last three (3) fiscal years, executive duties in any corporation directly or indirectly controlled by the CPFL Energia.

b. direct or indirect controller of the issuer

The nominees to positions on the Board of Directors of CPFL Energia have held, in the last three (3) fiscal years, management positions (officer of member of the Board of Directors) in a direct or indirect controlling corporation or entity of CPFL Energia:

- Francisco Caprino Neto is Superintendent Officer and Chairman of the Board of Directors of Camargo Corrêa Energia S.A. (CCE), Camargo Corrêa Investimentos em Infraestrutura S.A. (CCII) and VBC Energia S.A., and an Executive Officer at Camargo Corrêa S.A. (CCSA) and ESC Energia S.A.

- Márcio Garcia de Souza is Superintendent Director of Camargo Corrêa S.A. (CCSA).

c. if relevant, any supplier, customer, creditor or debtor of the issuer, its subsidiary or controller or the subsidiaries of any of the aforementioned persons

There are no relations marked by subordination, service provision or control between nominees to the Board of Directors of CPFL Energia and suppliers, customers, creditors or debtors of the CPFL Energia, or those of its subsidiaries, controllers or the subsidiaries of any of the aforementioned persons.

19

IC 08.14

Por favor, recicle.

CPFL ENERGIA

Assessoria do Conselho de Administração
Diretoria de Comunicação Empresarial
e Relações Institucionais
Rod. Eng. Miguel Noel N. Burnier, km 2,5
Campinas . SP . 13088-900
www.cpfl.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 4, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.